EXHIBIT 99.1

Tekmira Provides Update on Progress in USPTO Patent Interference Proceedings

VANCOUVER, British Columbia, March 15, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed that the Board of Patent Appeals and Interference (BPAI) of the United States Patent and Trademark Office (USPTO) released its decision on March 13, 2012 in the motions phase of a patent interference proceeding between Tekmira's subsidiary, Protiva Biotherapeutics and Alnylam Pharmaceuticals, Inc. The patent and patent application that are at issue in the interference proceeding include claims to a key component of Alnylam's ALN-VSP product and have no bearing on Tekmira's own products.

"We continue to believe that the outcome of this patent interference will be a USPTO determination of an earlier date of invention made by Tekmira, resulting in a Tekmira-owned and issued patent which would cover ALN-VSP," said Dr. Mark J. Murray, Tekmira's President and CEO.

"At this stage of the proceedings, the BPAI denied or deferred all four of Alnylam's motions and granted two of our three motions, including our motion that Alnylam's broad claims are unpatentable due to lack of adequate written description support. Alnylam's corresponding motion that Protiva's claims are unpatentable for lack of written description support was denied, as was their motion that Protiva is not entitled to priority benefit based on our provisional applications 60/817,556 and 60/808,859. Moving forward, we believe Tekmira has earlier priority on the remaining claims, which will be determined in the next phase of the interference proceedings," added Dr. Murray.

The United States Patent and Trademark Office declared a patent interference (No. 105,792) to determine priority to subject matter of Alnylam's U.S. Patent No. 7,718,629 in light of Tekmira's U.S. Patent Application 11/807,872 claiming the EG5 siRNA sequence used in Alnylam's ALN-VSP product. Tekmira believes certain claims in Alnylam's '629 patent are invalid and that Tekmira filed on the claimed sequence prior to Alnylam. The next phase of the interference proceedings will determine priority for the remaining claims.

A copy of the BPAI Decision on Motions and other documents related to ongoing litigation can be found on the company's website at www.tekmirapharm.com.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the United States Patent and Trademark Office ("USPTO") patent interference proceedings between Alnylam and Tekmira; a future USPTO determination of an earlier date of invention made by Tekmira; Tekmira's strategy, future operations, clinical trials, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and scope of the patent interference proceedings with the USPTO; a future USPTO determination could determine an earlier date of invention made by Tekmira, resulting in a Tekmira-owned and issued patent which would cover ALN-VSP; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the patent interference proceedings with the USPTO is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; the USPTO's ruling on priority for the remaining claims is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca